SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ/MF n. 01.832.635/0001-18

NIRE n. 35.300.150.007

Public Company of Authorized Capital – CVM n. 016390
Av. Jurandir, n. 856, Lote 4, 1º Andar, Jardim Ceci, São Paulo/SP, CEP 04072-000

MANUAL FOR PARTICIPATION IN THE

EXTRAORDINARY GENERAL MEETING

OF JULY 12, 2012, 10:00 A.M.

ADMINISTRAÇÃO

OE 2010

MANUAL DA ADMINIS

TRAÇÃOAGOE 2010

Dear Gentlemen,

TAM S.A. (“Company”) aims to instruct the matter to be deliberated on the Extraordinary General Meeting (“Meeting”), to take place on July 12th, 2012, at 10:00 a.m., at their headquarters, in the city of São Paulo, São Paulo State, at Av. Jurandir n. 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, supplying in a consolidated way via the present Manual all information and documents needed for the participations of its Shareholders in the Meeting.

The following documents are part of the present manual, that are also available for shareholders at the Company headquarters' for consultation during business hours, and at their website for Relationship with Investors (www.tam.com.br/ri), as well as BM&FBOVESPA (www.bmfbovespa.com.br) and Comissão de Valores Mobiliários (www.cvm.gov.br) websites:

  Public Notice calling the Meeting;
  Management proposal related to the issues in the agenda;
  Draft of the corporate by-laws contemplating the constant alterations in the agenda;
  Information about the candidates nominated by management and/or controlling shareholders, with information about Items 12.6. to 12.10 of the Reference Form;
  Manager's Salaries, with the information indicated in Item 13 of the Reference Form; and
  All other information required by CVM Instructions nº. 480/09 and 481/09, about the issue to be examined and discussed.

We count on all of our Shareholders' participation.

São Paulo, June 27th, 2012.

Líbano Miranda Barroso

Investors Relations and Financial Director

MANUAL DA ADMINISTRAÇÃO

AGOE 2010

MANUAL INDEX

Public Notice	04
Management's Proposal	06

APPENDIXES

Appendix I– Draft of corporate by-laws contemplating the constant changes in the agenda

Appendix II – Information about the candidates nominated by management and/or controlling shareholders, with information about Items 12.6. to 12.10 of the Reference Form;

Appendix III – Manager's Salaries, with the information indicated in Item 13 of the Reference Form

UAL DA AD

TAM S.A.

CNPJ/MF n. 01.832.635/0001-18

NIRE 35.300.150.007

Public Company of Authorized Capital – CVM n. 016390

PUBLIC NOTICE FOR THE

EXTRAORDINARY GENERAL MEETING

The Shareholders of TAM S.A. (“Company”) are hereby summoned to meet at 10:00 a.m., on July 12th, 2012, at headquarters, in the City of São Paulo, São Paulo State, at Av. Jurandir, n. 856, Lote 4, 1º Andar, Jardim Ceci, CEP 04.072-000, in order to deliberate on the following issues:

  Redemption and cancellation of, at the most, 5.980.842 (five million, nine hundred and eighty thousand and forty-two) preferred shares and 402.897 (four hundred and two thousand and eight hundred and ninety-seven) common shares issued by the Company, that remained in circulation after the end, on July 22nd of this year, of the Exchange Offer for Shares for Cancellation of Registration of Publicly-held Company and Consequent Leave of Level 2 of Corporate Governance from BM&F Bovespa – Bolsa de Valores, Mercadorias e Futuros (“Offer”), under the terms authorized by §5º of art. 4º of Law n. 6.404/76, as altered, and according with the provision under item 7.2. of the Offer Public Announcement.

  Cancellation of 123.742 (a hundred and twenty-three thousand and seven hundred and forty-two) preferred stocks issued by the Company, that are in the treasury.

  Alteration in the Company By-laws, in the terms of the proposal presented as Appendix I in the Manual for Participation in the Extraordinary General Meeting of July 12th, 2012.

  Extinction of the General Plan for Conferment of Stock Options of the Company Shares (“Plan”), approved at the Extraordinary General Meeting that took place on September 29th, 2005, so that: (i) the Plan be extinct, from this day on, regarding the conferment of new benefits; and (ii) the Company's stock options conferred previous to this date (“Stock Option” or “Stock Options”) be kept until their grace period expire (“Vesting”), in the terms and conditions present in the Plan and in the Particular Instruments for Conferment of Stock Options signed with each one of the recipients; (iii) on the Vesting dates, the recipients of the Stock Options shall receive payment in cash equivalent to the product  between (a) the total number of exercisable Stock Options; and (b) the difference, if any, between (b.1.) the price of exercising the Share Option deducting all applicable retention; and (b.2) the result of multiplying 0.90 (zero point nine) by the price of closing of the share of LAN Airlines S.A. in the Santiago Stock Market on the business day immediately previous to the exercise of the Stock Option.

e.   Election of 03 (three) members for the Board of Directors due to the resignation presented by Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Estevesand the alterations in the Company By-laws proposed under item “c” above.

  Alteration in the salaries of the members of the Board of Directors.

  Authorization for the Board of Directors to adopt all necessary measures for the efficiency of the resolutions made.

Shareholders shall also find available, at the Company headquarters, for consultation during business hours, on their website for Relationship with Investors (www.tam.com.br/ri) and on BM&FBOVESPA (www.bmfbovespa.com.br) and on Comissão de Valores Mobiliários websites (www.cvm.gov.br): (i) The public notice for the General Meeting; (ii) Management's proposal related to the issues in the agenda; and (iii) Manual for participation in the Extraordinary General Meeting, which contains all other information required by CVM Instruction n. 480/09 e 481/09, about the issue to be examined and discussed.

General Instructions:

Under the terms of art. 126 of Law n. 6.404/76 and posterior alterations, may take part in the Meeting summoned, by themselves, their legal representatives or attorneys in fact, all shareholders bearers of shares issued by the Company, provided that the aforementioned shares are registered in their names at Itaú Unibanco S.A., as the trustee financial institution responsible for the service of Company stock, until 24 (twenty-four) hours prior to the date stipulated in this Public Notice, as determined by the Company By-laws.

The shareholders must present the following documents before the assigned time for the beginning of the General Meeting:

•         Identification document and extract issued by the custodian body with indication of shareholder participation;

•         In case the shareholder is not able to be present at the General Meeting, the shareholder may be represented by an attorney in fact, once legal and by-laws conditions are followed; and

•         With the purpose of making haste on the process and facilitate the work of the Meeting, the share ownership proof and the mandato podem instrument, to the discretion of the shareholder, may be sent to the Company headquarters, preferably, until 2 (two) business days prior to the date set for the Meeting to take place.

Eventual clarification needed may be found at the Investors Relationship website (www.tam.com.br/ri).

São Paulo, July 27th, 2012.

MARIA CLÁUDIA OLIVEIRA AMARO

President of the Board of Directors

GOE 2010ANUAL DA ADMINISTRAÇÃOGOE 2010

MANAGEMENT PROPOSAL

Issues to be deliberated on the Extraordinary General Meeting:

(a) Redemption and cancellation of, at the most, 5.980.842 (five million, nine hundred eighty thousand and fourty-two) preferred shares and 402.897 (four hundred and two thousand and eight hundred and ninety-seven) common shares issued by the Company, that remained in circulation after the end, on July 22nd of this year, of the Exchange Offer for Shares for Cancellation of Registration of Publicly-held Company and Consequent Leave of Level 2 of Corporate Governance from BM&F Bovespa – Bolsa de Valores, Mercadorias e Futuros (“Offer”), under the terms authorized by §5º of art. 4º of Law n. 6.404/76, as altered, and according with the provision under item 7.2. of the Offer Public Announcement.

Under the terms of item 7.2. of the Offer Public Announcement, published on May 10th, 2012, and according to the authorized by §5º, art. 4º of Law n. 6.404/76, as altered, in case, after the end of the Offer, a number inferior to 5% (five per cent) of stocks remained in circulation from the total shares of the Company, the Company might summon an Extraordinary General Meeting to approve the redemption of the remaining shares.

Considering that the Offer expired on June 22nd, 2012 and, on this date, 5.980.842 (five million, nine hundred and eighty thousand and forty-two) preferred shares and 402.897 (four hundred and two thousand and eight hundred and ninety-seven), that represent, together, 4.1% (four and one-tenth percent) from the total shares issued by the Company, that remained in circulation, Management proposes and recommends the redemption of those shares, observed the following conditions, according to item 7.2. of the Offer Public Notice:

  The sum to paid for the redemption of the remaining shares shall be the amount equivalent to the multiplication between: (i) the number of common shares of LAN Airlines S.A. that the shareholder would have received at the Offer (assuming He might have received a fraction of shares do), and (ii) R$ 52.50 (fifty-two reais and fifty cents), correspondent to closing price of preferred shares issued by the Company at BM&FBOVESPA on June 21st, 2012, as published on the BM&FBOVESPA website (“TAM Closing Price”), multiplies by 10/9 (ten ninths);

  TAM Closing Price shall be updated by the variation on the SELIC rate – Sistema Especial de Liquidação e Custódia – until the date of effective payment to the shareholder, which shall happen within 15 (fifteen) days, from the date of the Extraordinary General Meeting hereby summoned, in case such redemption is approved;

  The sums related to the redemption of shares held by stockholders who have not updated their personal information in the Company at Itaú Corretora de Valores S.A., as the bookkeeping institution of preferred and common shares issued by the Company, shall be deposited at Itaú Unibanco Banco Múltiplo S.A.;

In addition, the redemption of shares in circulation shall happen without the reduction of the Company's joint stock, whereas all redeemed shares shall be cancelled.

(b) Cancellation of 123.742 (a hundred and twenty-three thousand and seven hundred and forty-two) preferred stocks issued by the Company, that are in the treasury.

In view of the Company's issued shares will not be negotiated in the Negotiable Securities Market, once it's been approved, at the Offer, the registration cancellation of public company of the Company, Management proposes and recommends the cancellation of 123.742 (a hundred and twenty-three thousand and forty-two) Company issued preferred shares, that are in the treasury. The cancellation of the shares shall take place with no Company joint stock reduction.

(c) Alteration in the Company By-laws, in the terms of the proposal presented as Appendix I in the Manual for Participation in the Extraordinary General Meeting of July 12th, 2012.

In order to be in accordance with the dispositions in the “Implementation Agreemeent” and the “Exchange Offer Agreement”, celebrated on January 18th, 2011 among the Company, TAM Empreendimentos e Participações S.A., Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, João Francisco Amaro, LAN Airlines S.A. (“LAN”), Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (“Contratos”), Management proposes and recommends alteration in the Company's By-laws, in the terms of Appendix I in the hereby Proposal

(d) Extinction of the General Plan for Conferment of Stock Options of the Company Shares (“Plan”), approved at the Extraordinary General Meeting that took place on September 29th, 2005, so that: (i) the Plan be extinct, from this day on, regarding the conferment of new benefits; and (ii) the Company's stock options conferred previous to this date (“Stock Option” or “Stock Options”) be kept until their grace period expire (“Vesting”), in the terms and conditions present in the Plan and in the Particular Instruments for Conferment of Stock Options signed with each one of the recipients; (iii) on the Vesting dates, the recipients of the Stock Options shall receive payment in cash equivalent to the product  between (a) the total number of exercisable Stock Options; and (b) the difference, if any, between (b.1.) the price of exercising the Share Option deducting all applicable retention; and (b.2) the result of multiplying 0.90 (zero point nine) by the price of closing of the share of LAN Airlines S.A. in the Santiago Stock Market on the business day immediately previous to the exercise of the Stock Option.

In view of (i) the shares issued by the Company not being negotiated in the securities exchange market, once it has been approved, at the Offer, the cancellation of open company registration of the Company; (ii) such registration cancelation has been one of the steps in the process of shareholder composition restructuring for the creation of LATAM Airlines Group S.A.; and (ii) under the terms of item 12.2 of the Plan, the Company seeks to protect Beneficiaries' interests; Management proposes and recommends:

  The extinction of the Plan, from the present date, in what's related to the granting of new benefits;

  That the Call Options be maintained until the respective Vesting are completed, under the terms and provisions in the Plan and in the Particular Instruments for Conferment of Call Options celebrated with each one of their beneficiaries; and

  That on the respective Vesting dates, the Call Option beneficiaries receive cash payment equivalent to the multiplication between (a) the total number of exercisable Call Options; and (b) the difference, IF any, between (b.1.) the price of the Call Option exercise, all applicable liens deducted; and (b.2) the result of the multiplication of 0.90 (zero point nine) by the closing price of the stock of LAN Airlines S.A. in the Santiago Stock Exchange in the previous business day immediate to the exercise of the Call Option.

(e) Election of 03 (three) members for the Board of Directors due to the resignation presented by Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Esteves and the alterations in the Company By-laws proposed under item “c” above.

Considering (i) the cancellation of registration for open company of the Company and its egress of level 2 of Corporate Governance from BM&F Bovespa – Bolsa de Valores, Mercadorias e Futuros; (ii) the reform in the by-laws, proposed in the item “c” of the Summons Public Notice, according to which the Board of Directors shall be composed of 06 (six) members; (iii) the terms of the Shareholders Agreement celebrated on January 25th, 2012 and in effect from June 22th, 2012 on, files at Company headquarters, in what regards the election of the members of the Board of Directors; and (iv) the resignation presented by Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano, Waldemar Verdi Júnior and André Esteves, Company's Management proposes and recommends the election for the posts of effective members of its Board of Directors Flávia Turci, Enrique Cueto Plaza and Ignacio Cueto Plaza.

The term of such members of the Board of Directors shall coincide with the term of the remaining members, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro and Noemy Almeida Oliveira Amaro, elected in the Annual General Meeting that took place on April 27th, 2012, therefore, ending on April 27th, 2013.

The information indicated in items 12.6 to  12.10 in the Reference Form are available for the shareholders consultation in Appendix  II of the hereby Proposal, in accordance with art. 10 of CVM Instruction n. 481, of December 17th, 2009.

(f) Alteration in the salaries of the members of the Board of Directors.

The Management of the Company proposes that the salaries of the Board of Directors be of R$ 10.000,00 (ten thousand reais) monthly, for the President and Vice-President of the Board of Directors and, R$ 1.000,00 (one thousand reais) monthly, for the other members, being maintained, for all members of Board of Directors, the benefit of share of airline tickets, as approved in the Annual General Meeting that took place on April 27th, 2012.

The alterations previously described shall be applicable to all members of the Board of Directors, including those elected in the Annual General Meeting of April 27th, 2012.

The information related to Item 13 of the Reference Form can be found in Appendix III of the hereby Proposal, in accordance with article 12 of CVM Instruction n. 481, of December 17th, 2009.

Appendix I

Draft of by-laws contemplating the alterations in the Agenda

CORPORATE BY-LAWS OF

TAM S.A.

CHAPTER I – DENOMINATION, HEADQUARTERS, VENUE, OBJECT AND SCHEDULE

Article 1st - TAM S.A. (“Corporation”) is a closely-held joint stock company led by these by-laws and the applicable legal dispositions.

Article 2nd – The Corporation has their headquarters and venue in the city of São Paulo, São Paulo State, and may open and close branches, filiations, agencies, offices or representations in other parts of Brazil or abroad, upon resolution of the Board of Directors.

Article 3rd – The Corporation has, as object, the participation, as shareholder in other corporations, especially in corporations that explore regular air transport nationwide and abroad and other related, connected or complementary activities to air transport.

Article 4th – The term for the Corporation is of unlimited duration.

CHAPTER II – JOINT STOCK AND SHARES

Article 5º - The joint stock, subscribed and paid, totals R$ 819.892.396,48 (eight hundred and nineteen million, eight hundred and ninety-two thousand, three hundred and ninety-six reais and forty-eight cents), divided into 150.149.844 (a hundred and fifty million, a hundred and forty-nine thousand and eight hundred and forty four) shares, 55.413.783 (fifty-five million, four hundred and thirteen thousand and eighty-three) being common shares and 94.736.061 (ninety-four million, seven hundred and thirty-seven thousand and sixty-one) preferred shares, all registered, without face value and impartible regarding the Corporation.

First Paragraph – Shareholders shall have preference in the subscriptions of capital increase for 30 (thirty) days from the publication day of the deliberation regarding capital increase.

Second Paragraph – The Corporation's capital increase may comprise one or more types or classes of shares, without keeping each type or class proportional, observing the maximum limit provided by Law of preferred shares.

Article 6th – Each common share correspond to one vote in the decisions taken in the General Meeting of the Corporation.

Article 7th - Preferential shares do not give the right to vote in the resolutions of the Annual General Meeting, except in matters specified by the Law, where they are assured the following preferences and benefits:

:

(a) Priority in capital reimbursement, without prize, in case of liquidation of the Corporation ; and

(b) Dividends at least equal to common shares.

Article 8th – The Corporation may issue share certificates, multiple securities or share certificates, simple or multiple, that shall be signed by 2 (two) Directors, bodily, one of them being, necessarily the President-Director.

Article 9th – Dividends or bonuses in cash shall be paid to shareholders within the fiscal year in which they have been declared, at the most in 60 (sixty) days, counted from the date of their declaration, unless otherwise deliberated in a General Meeting.

CHAPTER III – SHAREHOLDERS' AGREEMENT

Article 10 -  The shareholder's agreement that deals with share transfers, subscription right, preference right or the exercise of voting right shall be observed by the Corporation whenever it is filed in its headquarters, being incumbent upon: (a) the Board of Directors and Directory to deny registration to any transfer of shares that breaks such agreement; and (b) to the President of the Board of Directors, the President of the Administrative Council or whomever presides the collegiate body of deliberation of the Corporation, to not consider any vote in breach of such agreement.

First Paragraph – The commitments made or encumbrances created by such shareholders' agreements shall only be valid against third parties and managers after being dully registered in the registry books and in the shares certificates, in case they are issued.

Second Paragraph – The transfer or subscription of shares from the Corporation, for any reason or purpose, that are not done in accordance with com what is provided in this Article, shall be considered null and void, and the transgressing shareholder shall be object to the penalties provided by art. 120 of Law n. 6.404, of 12.15.1976.

CHAPTER IV – GENERAL MEETING

Article 11  - The Annual Meetings shall take place, ordinarily, each year, within 04 (four) months after the end of the fiscal year, and extraordinarily, when social interests demand so, observed the legal dispositions and those provided in the hereby by-laws regarding summons, induction, deliberations and legal provisions pertinent.

First Paragraph – The General Meeting shall be indicted and presided by the President of the Administrative Council or, in his absence, any other member of the Administrative Council may induct the meeting and, in this case, the shareholders present may elect the President of the General Meeting, who, then, shall appoint the secretary.

Article 12 – It is incumbent upon the General Meeting within their legal and statutory attributions, observing still the provisions under Article 13 below:

  Restructure the by-laws;

  Elect and destitute, at any time, members of the Administrative Council and, whenever necessary, the members of the Audit Committee, establish their salaries and supervise their management, observing the provisions in the Shareholders' Agreement;

  Retrieve, annually, the managers calculation and deliberate on the financial statements presented by them;

  Revoke the exercise of shareholder rights;

  deliberate on the asset evaluation with which the shareholder tenders for the formation of the share capital;

  deliberate on transformation, merger, incorporation, split-off of the company, its dissolution and liquidation and elect or destitute the receiver and judge their calculations.

Article 13 – Depend on shareholders' approval of, at least, 85% (eighty-five percent) of the Corporation's common shares, the following deliberations:

  alteration in the Corporation by-laws or in its subsidiaries regarding: (a) company purpose; (b) joint stock; (c) rights inherent to each one of the classes of shares and the shareholders of the Corporation subsidiaries; (d) attributions of the Annual General Meeting or any limitation to the attributions of the Administrative Council; (e) increase or reduction in the number of members of the Council or Board of Directors; (f) duration of the corporation or of its subsidiaries; (g) location of headquarters; (h) preference rights; (i) the composition, attributions and responsibilities of managers; and (j) orders regarding dividend distribution and other distributions.

  dissolution, liquidation and closing of Corporation;

  transformation, merger, incorporation, split-off or any type of corporate restructuring of the Corporation;

  payment or distribution of dividends or any other type of distribution, including interest over their own capital; and

  issuing, retrieval or redemption of any debt instrument, securities or derivatives convertibles in Corporation stock, and authorize managers to claim bankruptcy and file for judicial or extra-judicial recovery.

CHAPTER V – MANAGEMENT

SECTION I – GENERAL DISPOSITIONS

Article 14 – The Corporation is administered by the Administrative Council and by a Board of Directors.

First Paragraph – Directors are vested in their posts by signing the installation term of the corresponding book and remain in their posts until the election and installation of their substitutes.

Article 15 – It is incumbent upon the General Meeting to establish total or individual salaries of the members of the Administrative Council and Board of Directors. In case remuneration is established globally, such amount shall be distributed according to the deliberation of the Administrative Council and Board of Directors.

Article 16 – The exercise of the post of Director prescinds guarantee of management.

Article 17 – The members of the Administrative Council and Board of Directors are forbidden of using the Corporation's corporate name in transactions outside the scope of Corporation interest.

SECTION 2 – ADMINISTRATIVE COUNCIL

Article 18 – The Administrative Council shall consist of 06 (six) members, one of them being nominated as President and other Vice-President, for a common term of 02 (two) years, reelection being allowed.

First Paragraph – The Vice-President of the Administrative Council shall substitute the President in absences or temporary leave.

Article 19 – In case of vacancy in the Administrative Council, due to resignation, incapacity, retirement, death or destitution, so that the number of member is reduced for less than the number set forth in this by-laws, a General Meeting shall be summoned for the election and filling of such post(s). The term of the members elected under these circumstances shall end at the same time as the other members' terms.

Article 20 – The Administrative Council shall meet, ordinarily, each month and, extraordinarily, when summoned by the President, upon written notice, with brief description of the agenda, sent to each member of the Administrative Council, with at least 48 (forty-eight) hours of notice. The President shall summon the meeting as soon as he receives request for that from any member of the Administrative Council. The member present at the meeting is considered regularly summoned.

First Paragraph – without prejudice to the provisions above, meeting summons of the Administrative Council may be sent in a period inferior to 48 (forty-eight) hours, in case it is necessary or desirable under specific circumstances and as long as it is permitted by applicable law.

Second Paragraph – Councilmen may take part in Administrative Council's meetings via conference call or video conference.

Third Paragraph – Regardless of the formalities of summoning, a meeting shall be considered regular if all members are present.

Fourth Paragraph – The meetings of the Administrative Council shall be installed if there are at least 05 (five) members present, observing the special conditions set forth in the shareholders' agreement, filed at headquarters and in the hereby By-laws.

Fifth Paragraph – To each member is attributed 01 (one) vote in the deliberations of the Administrative Council.

Sixth Paragraph – The issues submitted to the appreciation of the Administrative Council shall be approved by favorable voting of simple majority of its members, except for the issues listed under items (vii) to (xx) of Article 21 below, that shall only be approved by affirmative vote of 05 (five) members of the Administrative Council.

Seventh Paragraph – The decisions made in the meeting of the Administrative Council shall be formalized and validated once they have been registered in the minutes subscribed in the Administrative Council Minutes Book, mechanical system being allowed.

Article 21 – It is delegated to the Administrative Council, within their legal and by-law attributions:

  To determine the general orientation of social businesses;

  Elect and destitute members of the Board of Directors, respecting the quorum for election regarding item (xix) below, assigning posts and attributions, as well as supervise their term and of representatives in general ;

  To deliberate on the acquisition of new shares of the Corporation to stay at treasury and posterior alienation, respecting legal limits and without prejudice to the mandatory dividend ;

  To approve opening and closing of branches, offices, agencies or establishments of the Corporation;

  To approve the use of any brand, name or symbol that represents the name, corporate denomination, corporate name or trade name of the Corporation;

  To approve the acquisition, or conferment to third-parties, of license to use or any other of brand, patent or industrial or intellectual property, including know-how;

  To approve the Annual Budget and the Annual Business Plan, as well as the Multi-year Business Plan and any amendments (collectively, when approved, the  “Approved Plans”), observing the dispositions in Attachment I to the hereby instrument;

  To take any action or agree to take any action that, individually or as a group, results or reasonably may result in any expense, be it of capital, operational or of other nature, for the Corporation or its subsidiaries, that are superior to (a) in regard to any measure that might affect the statement of income, with value between 1% (one percent) of income and 10% (ten percent) of profit, as provided in the Approved Plans in effect at the time; or (b) in regard to any measure that affect cash flow, the smaller value between 2% (two percent) from assets or 10% (ten percent) of cash flow and cash & cash equivalents (as defined by “International Financial Reporting Standards” - IRFS), as provided in the Approved Plans in effect at the time.

  To create (including by means of buying shares), dispose or admit new partners or shareholders in any of the Corporation subsidiaries, except if expressly contemplated in the Approved Plans in effect at the time;

    x.        To approve the acquisition, disposition, modification, or encumbrance by the Corporation or any of its subsidiaries of: (a) any equity certificates or convertibles into equity issued by the Corporation or its subsidiaries, syndicate, joint-ventures or group of companies, or (b) any other asset worth more than US$15.000.000 (fifteen million American dollars) in each case, except if expressly contemplated in the Approved Plans in effect at the time;

  To approve investments in any equity not related with the corporate purpose of the Corporation, except if expressly contemplated in the Approved Plans in effect at the time;
  To celebrate any type of contract or transaction worth more than the equivalent in reais of US$15.000.000 (fifteen million American dollars) except if expressly contemplated in the Approved Plans in effect at the time;
  To celebrate any type of contract or initiate any transaction, agreement or adjustment regarding contracts of participation in income or profits or any contract for the constitution of joint-ventures or commercial partnerships, affiliation with alliances, codeshare agreements or other contracts of any of these natures, except if expressly contemplated in the Approved Plans in effect at the time;
  To contain, alter or waive any right or claim from the Corporation or its subsidiaries regarding contracts or other adjustments worth more than the equivalent in reais of US$15.000.000 (fifteen million American dollars) except if expressly contemplated in the Approved Plans in effect at the time;

  To initiate, participate in, commit with, or make agreement in any relevant suit regarding any litigation, judicial or administrative process, or judging procedure, involving the Corporation and its subsidiaries, worth more than the equivalent in reais of US$15.000.000 (fifteen million American dollars) except if expressly contemplated in the Approved Plans in effect at the time;

xvi.        To approve the celebration, amendment, end or ratification of acts or contracts with related parts, unless if expressly contemplated in the Approved Plans in effect at the time;

  To approve the financial statements of the Corporation and its subsidiaries and respective amendments, as well as dividend policies and accounting and tax policies of the Corporation and its subsidiaries, as well as the nomination or destitution of the independent auditors;

  To approve the granting of guarantees of any kind to third parties, including related parties;

  To elect and destitute any executive who is not a member of the Board of Directors of the Corporation, as well as elect or destitute the CEO and the Financial Director of the Corporation; and

  To approve any vote to be cast by the Corporation or any of its subsidiaries, or by them in their respective subsidiaries, in shareholders meetings, meetings or shareholders assemblies and Administrative Council meetings, including for the deliberation of the issues mentioned in Article 13 above.

SECTION 3 – BOARD OF DIRECTORS

Article 22 – The Board of Directors is constituted by 04 (four) members, resident in Brazil, one being the CEO, a Financial Director, A Director of Operations and a Commercial Director.

First Paragraph – The term of Directors is of 2 (two) years, reelection is permitted.

Second Paragraph – The Board of Directors shall meet whenever summoned by the CEO, by his own initiative or by request of any member of The Board of Directors.

Third Paragraph – The meeting of The Board of Directors shall be installed with the presence of most of its members.

Fourth Paragraph – The resolutions of The Board of Directors shall be adopted by the majority vote of its members, and from the meetings the respective minutes shall be wrought, that shall be recorded in the Minutes Book of The Board of Directors Meetings.

Article 23 – In case a definitive impediment occurs, resignation or vacancy of any Director, the Administrative Council shall, within 30 (thirty) days at the most, elect their substitute for the remaining term.

Article 24 – It is incumbent upon the CEO:

  To supervise, direct and control the businesses and operations of the Corporation and its subsidiaries, according to the determinations of the Administrative Council;

  To conduct the common administration of the Corporation;

  To represent the Corporation and the LATAM group (“Grupo LATAM”), consisted of the Corporation itself, LATAM Airlines Group S.A. (“LATAM”) and the respective subsidiaries, before all government entities in Brazil, including Agência Nacional de Aviação Civil (ANAC);

  To implement the integration of the Corporation and its subsidiaries with LATAM and their subsidiaries, along with the CEO (Vice Presidente Ejecutivo) and the Director of Operations (Gerente General) of LATAM; and

  To act as senior participant in all business unit of Grupo LATAM.

Article 25 – The financial Director shall be responsible for all financial aspects related to the Corporation and its subsidiaries, whereas other responsibilities might be attributed to him by the Administrative Council or the CEO of the Corporation.

Article 26 – The CEO and the Financial Director shall, together, nominate to the Administrative Council the candidates for the post of Commercial Director and Director of Operations, that shall be elected by simple majority, in the terms of Article 21, (ii) above.

Article 27 – Observed the competences of the General Meeting and of Administrative Council established by law, by these By-laws and by Shareholders' Agreement filed at the Corporation Headquarters, any 02 (two) members of The Board of Directors shall perform together all acts of ordinary management of the businesses of the Corporation, especially:

  represent the Corporation in court or otherwise ;

  celebrate contracts of any nature, acquire, alienate or write properties, contract any loan and grant guarantees ;
  Nominate attorneys-in-fact ad judicia and ad negotia, setting the term for their effectiveness, that in case of attorney-in-fact ad negotia shall not be longer than 01 (one) year;

  Open and perform bank transactions, issue and sign checks and promissory notes; issue and trade notes and bills of exchange ;

  Hire and fire employees;

  Submit to the General Meeting the financial statements required by law and the proposal for the destination of the results of the fiscal year, after the opinion of the Administrative Council and the Audit Committee, in case the latter is effective;

  Receive and grant acquittance, come to terms, waive rights, yield, and sign responsibility terms ;

  Perform all management acts necessary for the fruition of social purposes;

  Express the vote of the Corporation in general meetings at the companies in which the corporation is part of ;

  Keep all their operations and transactions registered separately, reflecting all transactions and businesses;

  Hold and keep insured, adequately, by a renowned insurance company, all equity of the Corporation that is liable to be insured, against all risks related to the companies that perform the same or similar activities generally are protected by means of insurance, aiming for full reimbursement of the replacement value of the equity ;

  Prepare and deliver to each member of the Administrative Council, as soon as possible and, under any circumstance, within 30 (thirty) months after the end of each fiscal year of the Corporation: (i) the account of profit and losses duly audited (and consolidated, if that's the case), statement of origin and resource investment of the Corporation regarding that fiscal year; and (ii) the statement of the Corporation regarding the ending of the financial year concerned, duly audited (and consolidated, if that's the case); and

  Immediately after its reception, provide to each member of the Administrative Council a copy of all other reports, including letters related to the management of the Corporation and submitted to it by its auditors regarding any audits, be they annual, intermediate or special, of the Corporation books, performed by those auditors.

First Paragraph – The Company may also be represented by one (01) Board Member together with one (01) representative, or two (02) representatives, always based on two (02) signatures, within the limits set forth for the powers granted in the respective power of attorneys.

Second Paragraph – The Company may also be represented by one single member of the board of directors or by only one representative, provided that any one of them has been formally appointed by the board of directors for this specific purpose, with regard to attendance at entities and government bodies and in general meetings of companies in which the company is stakeholder, or in cases of provision of personal testimony and as representatives in hearings.

CHAPTER VI – ANNUAL BUDGET AND BUSINESS PLAN

Article 28 – Until October 31st of each fiscal year, the Chief Executive Officer and the Chief Financial Officer shall submit for approval of the Board of Directors the proposal for (a) the annual budget and business plan for the next fiscal year ("Annual Budget" and "Annual business Plan", respectively); and (ii) business plan for the next five (05) fiscal years (“Multi-Annual Business Plan”); regarding the Company and its subsidiaries, consolidated, and to Multiplus S.A., separately. The Annual Budget and the Annual Business Plan, as well and the Multi-Annual Business Plan shall be prepared as set forth in Appendix I hereto and as provided by the Board of Directors.

Article 29 – Within fifteen (15) working days, counted from the presentation of the Annual Budget, Annual Business Plan and Multi-annual Business Plan by the Chief Executive Officer, the Board of Directors shall hold a meeting for its review.

First Paragraph – In the case of the Annual Budget and the Annual Business Plan and/or the Multi-Annual Business Plan being rejected, in full or in part, by the Board of Directors, the Chairman do Board of Directors shall notify the Chief Executive Officer about the decision of the Board of Directors, and the Chief Executive Officer and the Chief Financial Officer shall work, together with two (02) members of the Board of Directors, to amend these documents as to address the concerns and comments of the Board of Directors.

Second Paragraph – Within ten (10) working days, counted from the presentation of the Annual Budget, Annual Business Plan and/or Multi-Annual Business Plan duly reviewed, by the Chief Executive Officer, the Board of Directors shall hold a meeting to discuss them. In the case of the Board of Directors rejecting the Annual Budget and/or the Annual Business Plan and the Multi-Annual Business Plan reviewed, in full or in part, the Multi-Annual Business Plan for the current fiscal year will be adopted as Annual Budget and Annual Business Plan for the next fiscal year.

CHAPTER VII – AUDIT BOARD

Article 30 – The company has an Audit Board, non-permanent, consisting of three (03) effective members and three (03) alternating members, which is formed only by resolution of the General Meeting, in the cases provided for in Law.

Sole Paragraph – The General meeting deliberating about the implementation of the Audit Board shall also appoint its members and set remuneration.

CHAPTER VIII – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFIT AND LOSSES STATEMENTS

Article 31 – The fiscal year will coincide with the calendar year.

First Paragraph – The Board of Directors may determine the survey of balance sheets in periods of less than one year, including, without limitation, semiannual and quarterly balance sheets.

Article 32 – The Company shall submit to each of its shareholders the following financial statements concerning the company and its subsidiaries on a consolidated basis and its subsidiary Multiplus S/A separately:

  Within five (05) days counted from the end of each month, monthly Administration reports, as approved by the Board of Directors;

  Within ten (10) counted from the end of each three (03) first quarters of each fiscal year, a balance not audited of the Company, regarding the relevant quarter, and the respective non-audited financial statements of operations, changes in shareholding composition and Cashflow for each quarter ended and for the period between the start of the fiscal year and the end of that quarter in each case with comparative reports regarding the previous fiscal year; and

  Within thirty (30) days counted from the end of each fiscal year, an annual report including balance sheet and the respective consolidated financial statements of operations, changes in shareholding composition and cash flow, regarding the fiscal year ended, audited according to the IFRS or other accounting principles approved by the Board of Directors, in each case, with comparative reports in relation to the previous fiscal year; and (b) clarifications on the implementation of the Approved Plans, to the extent that they relate to the business strategy, compliance with basic goals, income, expenses, remuneration of executives, capital expenditures, financing, insurance, cash flow, indication of agents or consultants and strategic alliances.

Article 33 – The Company must keep, as well as adopt all measures so that its subsidiaries maintain full and accurate books and records relating to their businesses. Such books and records should be kept for at least ten (10) years, in compliance with the applicable legal provisions.

First Paragraph – The Company must ensure its shareholders or their duly constituted representatives the access, in reasonable periods and during business hours, to books and records of the company, as well as the information they have about their subsidiaries. Shareholders will have the right to, at their expense, obtain copies, examine and audit the books and records.

Second Paragraph – The Company must provide to its shareholders copy of income tax returns of the company and its subsidiaries at least twenty (20) working days in advance of the end date to be delivered.

Article 34 – Any accrued losses and the provision for taxes or social contributions will be deducted from the results of each fiscal year before any distribution of profits.

Sole Paragraph – On the remaining profit calculated in the form of the caput of this Article, it shall be calculated, on a proposal from the Board of Directors, the participation of managers and employees, in compliance with the legal provisions.

Article 35 – After determining the result of the fiscal year and made the necessary legal deductions and the previous Article, the profit should be distributed as follows:

  Five percent (5%) of the net profit for constitution of legal reserve fund, up to the limit of twenty (20) of the equity capital ;

  Twenty five percent (25%) the balance of the net income for the fiscal year, after deduction of letter (a) above and adjusted according to art. 202 of law No. 6,404/76, for mandatory annual dividend distribution to shareholders;

  whenever the amount of the mandatory dividend exceeds the realized portion of the net income for the fiscal year, the Administration may propose, and the General Meeting approve to allocate the excess to the constitution of unrealized profit reserve, according to art. 197 of law No. 6,404/76; and the remaining balance will be the destination that is determined by the General Meeting, based on the proposal made by the Board of Directors.

Article 36 – Dividends attributed to shareholders and not removed do not yield interest, nor shall they be subject to monetary correction and may prescribe by the course deadline in favor of the company after three (3) years of its assignment.

CHAPTER IX – LIQUIDATION

Article 37 – The company shall be liquidated upon the occurrence of the events set out in law and the General Meeting will determine the form of settlement, as well as elect the liquidator, and Audit Board that will act during the liquidation period.

APPENDIX I

Annual Budget and Business Plans Requirements

1.    A summary of the major goals and strategic objectives for the next fiscal year, including summary of business plan and all industry and macroeconomic assumptions.

2.    Detailed income statement for the next fiscal year.

3.    Detailed list of goals for the most important operational and financial rates of the company and its subsidiaries for the next fiscal year and compared to the current fiscal year.

4.    Detailed projections of cash flow for the next fiscal year, including at least the following:

a.    Cash flow from operations;

b.    Cash flow from changes in working capital, broken down by item;

c.    Detailed CAPEX separating fleet by type and other investments, including, in the case of fleet, a comparative buying versus renting analysis;

d.    Financing, including detailing debt relief provided for in the existing obligations, fleet financing and other funding sources by type;

e.    Dividend policy and assumptions; and

f.     Any requirement of capital increase or reduction.

5.    Detailed Marketing Plan.

6.    Risk management and hedging strategy.

7.    Any other relevant information or analysis that the circumstances on occasion may require or that may be deemed necessary by the company's directors, in order to present a business plan in accordance with the best business practices.

Pluriannual Business Plan requirements

1.    Description of the current trends of regional and global airlines industry and analysis of the possible impact of these trends on Holdco 1 S.A., the Company and its subsidiaries.

2.    Summary of macroeconomic assumptions and of the most important sector for the next five fiscal years, including inflation rate for each one of them.

3.    Detailed analysis of the competition.

4.    Detailed description of the goals and objects for the next five fiscal years describing their fundamentals.

5.    Financial forecasts of five (05) years, detailing the following:

a.    Financial Statement;

b.    Detailed list of all operational and financial rates; and

c.    Cash flow forecasts, which shall contain all items provided above about the Annual Budget and Business Plan.

6.    Any other relevant information or analysis that the circumstances on occasion may require or that may be deemed necessary by the Board of Directors of the company, in order to present a business plan in accordance with the best business practices.

Appendix II

Information on candidates appointed by the Administration and/or controlling shareholders, with information from Items 12.6 12.10 of the Reference Form

12.6. For each one of the administrators and members of the Supervisory Board of the issuer, indicate, in tabular form:

a. Board of Directors

a. Name	Maria Cláudia Oliveira Amaro	Maurício Rolim Amaro	Noemy Almeida Oliveira Amaro	Flavia Turci	Enrique Cueto Plaza	Ignacio Cueto Plaza
b. Date of Birth	Dec/19/1966	Dec/17/1970	Jun/8/1941	Jul/04/1962	Jan/05/1959	Jan/12/1964
c. Profession	Entrepreneur	Entrepreneur	Teacher	Lawyer	Entrepreneur	Entrepreneur
d. Tax ID (CPF) or Passaport	113.879.198-90	269.303.758-10	992.115.058-87	085.948.018-66	6.694.239-2	7.040.324-2
e. Position	Chairman	Vice-Chairman	Advisory Member	Advisory Member	Advisory Member	Advisory Member
f. Date of appointment	Apr/27/2007	Apr/27/2007	Oct/30/2008	Jul/12/2012	Jul/12/2012	Jul/12/2012
g. Date of Office	Apr/27/2007	Apr/27/2007	Oct/30/2008	Jul/12/2012	Jul/12/2012	Jul/12/2012
h. Mandate term	April/2013	April/2013	April/2013	April/2013	April/2013	April/2013
i. Other positions or functions performed in the issuer	Member of the Human Resources Committee		_____	_____	_____	_____
j. Indication of appointed by the controller or not	YES	YES	YES	YES	YES	YES

12.7. Provide information referred to in item 12.6 regarding members of statutory committees, as well as audit, risk and financial compensation committees, even if such  committees or structures are non-statutory

Audit Committee

The members of the Audit Committee, Waldemar Verdi Júnior, Emilio Romano and Antônio Luiz Pizarro Manso, resigned on June 25th, 2012.

Human Resources Committee:

The members of the Human Resources Committee, Antônio Luiz Pizarro Manso and Marco Antonio Bologna, resigned on June 25th, 2012, remaining only Mrs. Maria Cláudia Oliveira Amaro, whose data are listed below:

a. Name	Maria Cláudia Oliveira Amaro
b. Date of Birth	Dec/19/1966
c. Profession	Entrepreneur
d. Tax ID (CPF) or Passport	113.879.198-90
e. Position	Member
f. Date of appointment	-
g. Date of Office	-
h. Mandate term	-
i. Other positions or functions performed in the issuer	Chairman do Board of Directors of TAM S.A.
j. Indication of appointed by the controller or not	YES

12.8. For each one of the administrators and members of the Audit Board, provide the following data:

Maria Cláudia Oliveira Amaro

 Business Administrator / Marketing Professional

Professional Experience:

  Banco Itamaraty S/A – Over Operator – June/1986 to June/1987
  Colony Shops of Florida Inc. - Manager Assistant – December/1990 to January/1991
  Colony Shops of Florida Inc. – Store Manager – January/1991 to December/1991
  TAM Linhas Aéreas S/A – Marketing Manager – April/1992 to January/1997
  TAM Linhas Aéreas S/A -  Marketing Director– January/1997 to August/2001
  TAM Aviação Executiva e Táxi Aéreo S.A., current corporate name of TAM - Táxi Aéreo Marília S.A. – Member of the Management Board – from November 2003
  Multiplus S/A – Member of the Management Board
  TAM S.A. – Chairman of the Board of Directors.

b. Description of the following events occurred in the last 5 years:

i.      Any criminal conviction

None

ii.     Any conviction in administrative proceedings of CVM and penalties enforced

None

iii.    Any final condemnation, in legal or administrative scope, that has suspended or disqualified him to practice  any professional or commercial activity

None

Maurício Rolim Amaro

Graduated in Aviation Administration - Broward Community College, Florida – USA

Business Administrator

Professional Experience:

  TAM Linhas Aéreas S/A - Trainee Reservations, Flights Coordination and Check-in  - March/1987 to July/1989;
  TAM Linhas Aéreas S/A - Copilot F-50 - March/1996 to June/2001;
  TAM Aviação Executiva e Táxi Aéreo S.A., current corporate name of TAM Táxi Aéreo Marília S/A – Sales Manager - January/1998 to March/2001;
  TAM Aviação Executiva e Táxi Aéreo S.A., current corporate name of TAM Táxi Aéreo Marília S/A – Operations Manager - March/2001 to January/2003;
  TAM Aviação Executiva e Táxi Aéreo S.A., current corporate name of TAM Táxi Aéreo Marília S/A – Jet plane Copilot - January/2003 to date;
  Aerosystem S.A. Empreendimentos e Participações – Member of the Management Board - from September 2003;
  TAM Aviação Executiva e Táxi Aéreo S.A., current corporate name of TAM - Táxi Aéreo Marília S.A. - Member of the Management Board - from November 2003;
  Multiplus S/A – Chairman of the Management Board
  TAM S.A. – Vice- Chairman of the Management Board.

b. Description of the following events occurred in the last 5 years:

iv.   Any criminal conviction

None

v.    Any conviction in administrative proceedings of CVM and penalties enforced

None

vi.   Any final condemnation, in legal or administrative scope, that has suspended or disqualified him to practice  any professional or commercial activity

None

Noemy Almeida Oliveira Amaro

Teacher

Professional Experience:

  Colégio São Luiz (São José do Rio Preto) – Teacher – Training 1964
  Colégio Alberto Andaló (São José do Rio Preto) – Teacher – 1966
  Colégio Estadual Padre Manuel de Paiva (São Paulo) – Teacher – 1969
  TAM S.A. – Member of the Management Board – from August 2001
  TAM Aviação Executiva e Táxi Aéreo S.A., current corporate name of TAM – Táxi Aéreo Marília S.A. – Chairman of the Management Board – from November 2003

b. Description of the following events occurred in the last 5 years:

vii.  Any criminal conviction

None

viii. Any conviction in administrative proceedings of CVM and penalties enforced

None

ix.   Any final condemnation, in legal or administrative scope, that has suspended or disqualified her to practice  any professional or commercial activity

None

Flávia Turci

Lawyer

Professional Experience:

  Coordination of Parliamentary Action of the Industries Federation of São Paulo State – Consulting Lawyer and Sub coordinator - 1982 to 1990
  Grupo Itamarati – General Consulting - 1991 to 1996
  Turci Advogados Associados – Partner – From 1997
  Multiplus S.A. – Member of the Management Board

b. Description of the following events occurred in the last 5 years:

x.    Any criminal conviction

None

xi.   Any conviction in administrative proceedings of CVM and penalties enforced

None

xii.  Any final condemnation, in legal or administrative scope, that has suspended or disqualified her to practice  any professional or commercial activity

None

Enrique Cueto Plaza

Entrepreneur

Professional Experience:

  LAN S.A. (former corporate name of LATAM Airlines Group S.A.) – Member of the Management Board – 1983 a 1993
  LAN Airlines S.A. (former corporate name of LATAM Airlines Group S.A.) – Executive Vice-chairman – Since 1994
  International Air Transportation Association – Board Member
  Sociedad de Fomento Fabril (SOFOFA) – Board Member
  Endeavor Foundation - Board Member

b. Description of the following events occurred in the last 5 years:

xiii. Any criminal conviction

None

xiv.Any conviction in administrative proceedings of CVM and penalties enforced

None

xv. Any final condemnation, in legal or administrative scope, that has suspended or disqualified him to practice  any professional or commercial activity

None

Ignacio Cueto Plaza

Entrepreneur

Professional Experience:

  Fast Air Carrier – Sales Vice-Chairman – From 1985 to 1997
  LAN S.A. (former corporate name of LATAM Airlines Group S.A.) – Member of the Management Board – 1997 to 2005
  LAN CARGO – Chairman – 1997 a 2005
  LAN Airlines S.A. (former corporate name of LATAM Airlines Group S.A.) – Chief Executive Officer since 2005

b. Description of the following events occurred in the last 5 years:

xvi.Any criminal conviction

None

xvii.               Any conviction in administrative proceedings of CVM and penalties enforced

None

xviii.              Any final condemnation, in legal or administrative scope, that has suspended or disqualified him to practice  any professional or commercial activity

None

12.9. Report the existence of the marital relationship, stable Union or kinship up to second degree between:

a.            Issuer’s Administrators

Name	Kinship
Maria Cláudia Oliveira Amaro	1st degree
Maurício Rolim Amaro	1st degree
Noemy Almeida Oliveira Amaro	1st degree

Name	Kinship
Enrique Cueto Plaza	1st degree
Ignacio Cueto Plaza	1st degree

b.            (i) Issuer’s administrators and (ii) administrators of the issuer’s direct or indirect subsidiaries

Name	Kinship
Maria Cláudia Oliveira Amaro	1st degree
Maurício Rolim Amaro	1st degree
Noemy Almeida Oliveira Amaro	1st degree

Name	Kinship
Enrique Cueto Plaza	1st degree
Ignacio Cueto Plaza	1st degree

c.            (i) Administrators of the Issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controllers

Name	Kinship
Maria Cláudia Oliveira Amaro	1st degree
Maurício Rolim Amaro	1st degree
Noemy Almeida Oliveira Amaro	1st degree

Name	Kinship
Enrique Cueto Plaza	1st degree
Ignacio Cueto Plaza	1st degree

d.            (i) Issuer’s administrators and (ii) administrators of issuer’s direct or indirect controlling companies

Nome	Kinship
Maria Cláudia Oliveira Amaro	1st degree
Maurício Rolim Amaro	1st degree
Noemy Almeida Oliveira Amaro	1st degree

Nome	Kinship
Enrique Cueto Plaza	1st degree
Ignacio Cueto Plaza	1st degree

12.10. Inform the relationships of subordination, provision of service or control held, in the three last fiscal years, between the issuer’s administrators and:

a.    Company direct or indirectly controlled by the issuer

None

b.    The issuer’s direct or indirect controller

None

  If relevant, vendor, customer, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies or controller of any of these people

None

Appendix III

Directors' remuneration, with the information indicated in item 13 of the Reference Form

13. Directors' remuneration

13.1. Describe the remuneration  policy or practice of the Board of Directors, statutory and non-statutory Board of Directors, of the advisory board, statutory committees and audit committees of risk, financial and remuneration, addressing the following aspects:

(a) Objects of the remuneration policy or practice

The practice of remuneration of our executives making up the Board of Directors follows guidelines considering market references.

The market references are based on remuneration surveys to identify changes occurred in the period. These surveys are conducted by specialized consultants and are used by domestic companies, Brazilian and foreign multinational companies, listed on a stock exchange or not, with remuneration strategies similar to that of TAM.

(b) Remuneration composition, indicating:

i. Description of remuneration elements and their objects;

In 2009, the members of the Board of Directors and members of the Advisory Board were remunerated according to attendance to meetings held.

Until April/2010 the members of the Board of Directors and members of the Advisory Board were remunerated according to attendance to meetings held.

From May/2010, remuneration was a fixed monthly amount (regardless of the number of meetings), as follow:

Chairman of the Board of Directors: R$ 20.000,00

Vice Chairman of the Board of Directors: R$ 18.000,00

Board Member: R$ 6.000,00

Board Member participant of one (1) Committee: R$ 12.000,00

Board Member participant of two (2) Committee: R$ 18.000,00

The benefit of concession of a limited number of flying tickets was maintained for members of the Board of Directors. The program is detailed in item 13.16 – Other Relevant Information.

The General Meeting held on April 27th, 2012 approved, for the fiscal year started on January 1st, 2012, the application of the same remuneration criteria set forth in May 2010.

ii. Ratio of each element in the total remuneration;

According to the table below, the estimated / approximated ratios for the fiscal year ended on December 31st, 2011 were:

% in relation to the total remuneration
	Base Remuneration	Variable Remuneration	Benefits	Total
Board of Directors	100%	0%	0%	100%

iii. Methodology for calculation and readjustment of each of the remuneration elements:

The remuneration for members of the Board of Directors is a fixed monthly amount (regardless of the number of meetings). For supporters of other hierarchic levels, the remuneration is monthly, plus 13th salary.

The readjustment of the remuneration of members of the Board of Directors is set by the Human Resources Committee and approved by shareholders in General Meeting.

iv. Reasons that justify the remuneration composition:

With the above remuneration practice we aim to reward our Board members according to the responsibilities of their Office, market practices and the company's competitiveness level.

(c) Key performance rates that are taken into account in determining each remuneration element:

Not applicable to the Board of Directors.

(d) How the remuneration is structured to reflect the evolution of performance rates:

Not applicable to the Board of Directors.

(e) How the remuneration policy or practice aligns the issuer's short, medium and long term interests:

Not applicable to the Board of Directors.

(f) Existence of remuneration supported by subsidiaries, direct or indirect controlled or controlling companies:

The remuneration of all events is held solely and directly by the company, including subsidiaries or subsidiaries in other countries, in the absence of members of the Board of Directors receiving remuneration supported by subsidiaries, direct or indirect controlled or controlling companies.

(g) Existence of any remuneration or benefit linked to the occurrence of certain corporate events, such as transfer of corporate control of the issuer:

There are no remunerations or benefits linked to the occurrence of corporate events in 2012.

13.2. In relation to remuneration recognized in the outcome of the last 3 fiscal years and planned for the current fiscal year of the Board of Directors, Statutory Board and Advisory Board, develop a table with the following content:

Fiscal Year 2009	Advisory Board	Board of Directors	Total
Number of members	8	7	15
Fixed annual remuneration	-	7.492.191,4	7.492.191,4
Salary / Compensation	-	6.399.105,8	6.399.105,8
Benefits	-	1.093.085,7	1.093.085,7
Participation in Committees	-	-	-
Other	-	-	-
Variable annual remuneration	-	25.200,0	1.184.495,0
Bonus	-	-	-
PLR	-	25.200,0	25.200,0
Attendance in Meetings	1.159.295,0	-	-
Commissions	-	-	-
Other	-	-	-
Post-Employment Benefit	-	-	-

Benefits for end of office	-	1.738.800,0	1.738.800,0

Remuneration based on shares	-	-	-
Monthly amount of remuneration	96.607,9	771.349,3	867.957,2
Total Remuneration	1.159.295,0	9.256.191,4	10.415.486,5

Fiscal Year 2010	Advisory Board	Board of Directors	Total
Number of members	7	7	14
Fixed annual remuneration	612.464,74	7.593.037,68	8.205.502,42
Salary / Compensation	612.464,74	6.553.996,68	7.166.461,42
Benefits		1.039.041,00	1.039.041,00
Participation in Committees			-
Other			-
Variable annual remuneration	257.560,77	13.473.373,70	13.730.934,47
Bonus		1.884.047,50	1.884.047,50
PLR		11.589.326,20	11.589.326,20
Attendance in Meetings	257.560,77	-	257.560,77
Commissions	-	-	-
Other	-	-	-
Post-Employment Benefit	-	-	-

Benefits for end of office	-	504.995,65	504.995,65

Remuneration based on shares	-		-
Monthly amount of remuneration	72.502,1	1.797.617,3	1.870.119,4
Total Remuneration	870.025,51	21.571.407,0	22.441.432,5

Fiscal Year 2011	Advisory Board	Board of Directors	Total
Number of members	14	10	24
Fixed annual remuneration	1.366.094,40	10.487.278,31	11.853.372,71
Salary / Compensation	1.366.094,40	9.308.772,03	10.674.866,43
Benefits	-	1.178.506,28	1.178.506,28
Participation in Committees		-	-
Other	-	-	-
Variable annual remuneration	-	15.206.995,23	15.206.995,23
Bonus	-	2.797.200,76	2.797.200,76
PLR	-	12.409.794,47	12.409.794,47
Attendance in Meetings	-	-	-
Commissions	-	-	-
Other	-	-	-
Post-Employment Benefit	-	-	-

Benefits for end of office	-	179.835,00	-

Remuneration based on shares	-	-	-
Monthly amount of remuneration	113.841,20	2.156.175,71	2.255.030,66
Total Remuneration	1.366.094,40	25.874.108,54	27.060.367,94

Forecast 2012	Advisory Board	Board of Directors	Total
Number of members	12	9	21
Fixed annual remuneration	1.606.824,00	11.789.888,17	13.396.712,17
Salary / Compensation	1.606.824,00	10.534.778,98	12.141.602,98
Benefits	-	1.255.109,19	1.255.109,19
Participation in Committees		-	-
Other	-	-	-
Variable annual remuneration	-	13.270.345,76	13.270.345,76
Bonus	-	1.298.365,88	1.298.365,88
PLR	-	11.971.979,88	11.971.979,88
Attendance in Meetings	-	-	-
Commissions	-	-	-
Other	-	-	-
Post-Employment Benefit	-	-	-

Benefits for end of office	-	-	-

Remuneration based on shares	-	-	-
Monthly amount of remuneration	133.902,00	2.088.352,83	2.222.254,83
Total Remuneration	1.606.824,00	25.060.233,93	26.667.057,93

13.3. In relation to the variable remuneration of the last 3 fiscal years and estimated for the current fiscal year of the Board of Directors, Statutory Board and Advisory Board, develop a table with the following content:

Not applicable to the Board of Directors.

13.4. Describe the stock-based remuneration plan of the Board of Directors and Statutory Board in force in the last fiscal year and planned for the current fiscal year:

Not applicable to the Board of Directors.

13.5. Inform the amount of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas, issued by the issuer, its direct or indirect controllers, subsidiaries or under common control, by members of the Board of Directors, of the statutory Board or of the Supervisory Board, grouped by organ, on the closing date of last fiscal year:

		2011
TAM S.A	Common Shares	Preferred Shares	Total
Management Board	43.042.374	22.790.744	65.833.118
Controlling Block	47.652.705	25.185.155	72.837.860
Board of Directors	552	15.693	16.245
TOTAL	90.695.631	47.991.592	138.687.223

		2011
Multiplus	Common Shares	Preferred Shares	Total
Management Board	1	0	1
Controlling Block	1	0	1
Board of Directors	2.000	0	2.000
TOTAL	2.002	0	2.002

Some members of the Board of Directors are also part of the control block, therefore their actions appear on both lines

13.6 In relation to the stock-based compensation recognized in the outcome of the last 3 fiscal years and planned for the current fiscal year, the Board of Directors and the statutory Board, draw up a table with the following content:

Not applicable to the Board of Directors.

13.7. In relation to the outstanding options of the Board of Directors and Statutory Board at the end of last fiscal year, draw up a table with the following content:

Not applicable to the Board of Directors.

13.8. In relation to the stock options exercised and delivered stock-based remuneration of the Board of Directors and Statutory Board, in the last 3 fiscal years, draw up a table with the following content:

Not applicable to the Board of Directors.

13.9. Brief description of the information necessary for understanding of data released in items 13.6, 13.8 such as the explanation of the pricing method of shares and options value, indicating at least:

Not applicable.

13.10. In relation to pension plans in force granted to members of the Board of Directors and to the statutory directors provide the following information in the form of table:

Not applicable to the Board of Directors.

13.11. Indicate in a table, for the last 3 fiscal years, in relation to the Board of Directors, the Statutory board and the Audit Board:

Board of Directors

Year	N. Members	Value of the Highest Individual Remuneration	Average value of the Individual Remuneration	Value of the Lowest Individual Remuneration
2009	8	R$ 294,000.00	R$ 105,390.40	R$ 24,000.00
2010	8	R$ 240,000.00	R$ 120,000.00	R$ 72,000.00
2011	8	R$ 240,000.00	R$ 120,000.00	R$ 72,000.00

13.12. Describe contractual arrangements, insurance policies or other instruments to structure compensation or compensation mechanisms for administrators in case of dismissal from Office or retirement, indicating the financial consequences for the issuer

On December 31st, 2011, we did not have any contractual arrangements, insurance policies or other instruments to structure compensation or compensation mechanisms for our administrators in case of dismissal from Office or retirement.

13.13. For the fiscal year ended on December 31st 2011, indicate the percentage of the total remuneration of each body recognized in the company's result for the members of the Board of Directors, of the Statutory Board or of the Advisory Board who are parties relating to direct or indirect controllers, as defined by accounting rules regarding this subject:

Management Board	Audit board	Board of Directors	Total
54.0%	-	-	54.0%

13.14. For the fiscal year ended on December 31st, 2011, indicate the values recognized in the issuer’s result as remuneration for members of the Board of Directors, the statutory Board or the Supervisory Board, grouped by organ, for whatever reason other than the function they occupy, as for example, commissions and consultancy services provided:

Not Applicable.

13.15. For the fiscal year ended on December 31st, 2011, indicate the values recognized in the results of direct or indirect controllers, companies under common control and the issuer’s subsidiaries, as remuneration for members of the issuer’s Board of Directors, the statutory Board or the Supervisory Board, grouped by organ, specifying the nature of these values attributed to these individuals:

Not Applicable

13.16. Other relevant information:

Benefit for Concession of Flying Tickets

Members of the Board of Directors are granted with benefit of quota of flying tickets (return tickets) for every fiscal year, not cumulative, entitled to reservation and indication of beneficiaries, observing the following criteria:

  International tickets (except South America): six (06) in first class, or eight (08) business class, or sixteen (16) economic class; and

  Domestic tickets and destinations in South America: sixteen (16).

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.